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August 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Katherine Bagley, Christie Wong and Terence O’Brien

Re:	Anzu Special Acquisition Corp I Amendment No. 1 to Registration Statement on Form S-4 Filed June 30, 2023 File No. 333-271920

To Whom It May Concern:

On behalf of our client, Anzu Special Acquisition Corp I (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated July 28, 2023, related to the Registrant’s Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (the “Registration Statement”), which was filed on June 30, 2023.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed on the date hereof. In addition, we are also delivering a copy of Amendment No. 2 to the Staff marked to show changes from Amendment No. 1 to Amendment No. 2. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to Amendment No. 1, the Registrant’s responses below refer to Amendment No. 2 and capitalized terms have the same meaning as contained in Amendment No. 2.

U.S. Securities and Exchange Commission

August 4, 2023

Page Two

Amendment No. 1 to Registration Statement on Form S-4 Filed June 30, 2023

Q. Will Anzu enter into any financing arrangements in connection with the Business Combination?, page xiv

1.	We note your amended disclosure in response to comment 2. Please briefly describe the “certain customary adjustments in the event of certain events affecting the price of the New Envoy Class A Common Stock."

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages xvii, 65, 104 and 277 of Amendment No. 2 to describe the customary adjustments and any material events that would affect the price of the New Envoy Class A Common Stock.

Interests of the Sponsor and Anzu’s Directors and Officers in the Business Combination, page 11

2.	We note your response to previous comment 25, but we are not persuaded by your response. Please provide your analysis of how purchases under your forward purchase agreement will comply, and how the extension support agreements described at the bottom of page 11 comply, with Rule 14e-5. Specifically, please provide additional detail explaining how the agreement satisfies the requirement in the exemption in 14e-5(b)(7)(ii) that the agreement is "unconditional and binding on both parties," given your disclosure that "[p]ursuant to the terms of the Forward Purchase Agreement, Seller intends, but is not obligated, to purchase . . . shares of Anzu Class A Common Stock" (emphasis added). Alternatively, please provide the disclosure required by Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), and ensure that the required conditions are met.

Response: In response to the Staff’s comment, Registrant respectfully advises the Staff that it has revised its disclosure on pages xvii, 10, 11 and 178 of Amendment No. 2 in relation to the Forward Purchase Agreement to confirm compliance with the conditions set forth in Tender Offer Compliance and Disclosure Interpretation 166.01.

The Registrant acknowledges the Staff’s comment regarding compliance with Rule 14e-5 of the Exchange Act with respect to the Extension Support Agreements and respectfully submits that the Extension Support Agreements are not subject to Rule 14e-5. Neither the Registrant nor an affiliate of the Registrant is offering to purchase or redeem any securities of the Registrant pursuant to the Extension Support Agreements; rather, the Extension Support Agreements involve a transaction in which the Sponsor has agreed to transfer a portion of its Anzu Class B Common Stock to the counterparties as consideration for their agreement not to redeem their respective shares of Anzu Class A Common Stock at the February Special Meeting, which occurred on February 28, 2023.

U.S. Securities and Exchange Commission

August 4, 2023

Page Three

Risk Factors

Certain of our directors, director nominees and/or officers . . .., page 36

3.	We note your amended disclosure in response to comment 13. Please amend your disclosure to briefly describe the duties or obligations of the relevant directors with respect to the entities discussed, including fiduciary duties or contractual obligations.

Response: In response to the Staff’s comment, the Registrant notes that Dave Fabry and Envoy have mutually agreed that Mr. Fabry will not serve on the New Envoy Board of Directors following closing of the Business Combination. Mr. Fabry is an executive officer of another hearing health company, which was the primary reason for the prior risk factor addressing service to other entities with competing interests. The Registrant advises the Staff that it has revised its disclosure on pages 40 and 121 to describe the risks related to interests of directors and officers of Envoy that differ from the interests of holders of Envoy Common Stock and to remove Mr. Fabry from the Director Election Proposal.

The Proposed Charter will provide that the Court of Chancery…, page 80

4.	Please revise this risk factor, and your discussion of the warrant agreement exclusive forum provision on page 251, to disclose the risks that the exclusive forum provision may both limit a warrant holder's ability to bring a claim and potentially increase costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 93 and 286 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 129

5.	We note your response to comment 19. Please expand your disclosure to discuss the impact to the financial statements on a pro forma basis should the working capital loan be converted into warrants.

Response: The Registrant respectfully directs the Staff to pages 61 and 263 of Amendment No. 2, which states that the Sponsor has agreed to forego its right to convert up to $1,500,000 of the Working Capital Loans that may be convertible into warrants. However, the Registrant has revised its disclosure on pages 16, 157 and 198 of Amendment No. 2 in response to the Staff’s comment to clarify that, pursuant to the Sponsor Support Agreement, the Sponsor agreed to forego its right to convert up to $1,500,000 of such loans that may be convertible into warrants.

U.S. Securities and Exchange Commission

August 4, 2023

Page Four

6.	We note your response to comment 20, please clarify the reason that the $10 million convertible promissory note with the shareholder is not presented as a liability on the pro forma balance sheets, given the note will be funded prior to the merger and the maturity date is December 31, 2025.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 155 and 157 of Amendment No. 2 to clarify why the promissory note is not presented as a liability on the pro forma balance sheets.

Representations, Warranties and Covenants, page 144

7.	We note your amended disclosure in response to comment 22, including "material representations and warranties: … litigation and actions pending or threated against… Envoy or any settlements related thereto." Given your risk factor disclosure that Envoy is currently a party to litigation, please clarify the representation or warranty related to litigation and the potential impact, if any, of the disclosed litigation on the merger agreement.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 165 of Amendment No. 2.

8.	We note your amended disclosure on page 144 that the representations and warranties included a representation by Anzu that there would be at least $43,913,470 in the trust account. Please amend your filing, including your risk factors and background of the business combination, to disclose this minimum cash condition. In your background discussion, please disclose how the parties arrived at this minimum cash condition, including any negotiations and relative positions of each party to the merger.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 166 of Amendment No. 2 to clarify that Anzu's representation that there would be at least $43,913,470 in the Trust Account was made only as of the date of the Business Combination Agreement. Anzu has made no representations in the Business Combination Agreement with respect to amounts in the Trust Account as of the Closing. The Registrant respectfully advises the Staff that there is no minimum cash condition.

U.S. Securities and Exchange Commission

August 4, 2023

Page Five

Background of the Business Combination, page 159

9.	We note your revisions in response to previous comment number 28 and reissue the comment. Please revise your disclosure throughout this section to include detailed descriptions of negotiations relating to material terms of the business combination and related transactions, including, but not limited to, the key terms of the PIPE Transaction; the Sponsor Support Agreement, including the Sponsor agreeing to forfeit certain securities; the proposed Envoy Conversions and the cancellation of outstanding Envoy options for nominal consideration; the determination to enter into the Forward Purchase Agreement and the key terms of the agreement, including the Shortfall Warrants; the determination to enter into the Envoy Bridge note and the key terms of the note, including the purpose of the note and any conflicts of interest considered; the initial valuation for Envoy of $150.0 million and any related negotiations; the agreements with Key Shareholders; and the Exchange Offer. In your revised disclosure, please explain the reasons for such agreements and terms, each party's position on such issues, and how you reached agreement on the final terms and agreements. For example, where you disclose statements such as "[p]rincipal terms were discussed, including what terms would be acceptable to shareholders for Envoy and Anzu," describe the terms, negotiations, each party's position on these issues, and ultimately how the parties came to a final agreement. This is one example only, and changes should be made to your discussion throughout this section.

Response: In response to the Staff’s Comment, the Registrant advises the staff that it has revised its disclosure on pages 185, 186, 187, 188, 189 190 and 192 to Amendment No. 2.

10.	We note your disclosure in response to comment 33 that Anzu engaged MCRA to conduct diligence with respect to the Acclaim implant device and its potential for insurance reimbursement. Please disclose whether the Anzu board received a due diligence report from MCRA, and if so, please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A, or tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that MCRA’s due diligence review of the Acclaim implant device and its potential for reimbursement was undertaken in connection with the Registrant’s broader due diligence review of Envoy. MCRA’s review did not constitute, nor has the Registrant disclosed in the Registration Statement that MCRA delivered, a report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A or Item 4(b) of Form S-4.

U.S. Securities and Exchange Commission

August 4, 2023

Page Six

In connection with its broader due diligence review of Envoy, the Registrant engaged MCRA for the limited purposes of reviewing the likelihood and potential timing of FDA approval for the Acclaim implant device and its eligibility for insurance reimbursement based on materials provided by Envoy. Although MCRA produced a summary of its review in connection therewith, which was shared by Anzu Management with the Anzu Board, MCRA was not engaged to deliver, nor did it deliver, any report, opinion or appraisal relating to the value of Envoy, the value of the consideration offered in connection with the business combination or the fairness of the consideration offered in the business combination to the Registrant, any affiliate or any security holder of the Registrant. Moreover, given the limited nature of MCRA’s engagement, MCRA did not review, and was not informed of the terms of, the Business Combination Agreement entered into in connection with the business combination or the implied valuation of Envoy. MCRA made no recommendations regarding the value of Envoy, whether the Registrant should or should not proceed with the business combination with Envoy, or otherwise produce any materials relating to the fairness of the business combination. As a result of the foregoing, the Registrant respectfully submits that the requirements of Item 1015(b) of Regulation M-A and Item 4(b) of Form S-4 are not applicable to the summary diligence materials prepared by MCRA. Accordingly, the Registrant respectfully advises that, although the MCRA diligence summary was delivered to the Board, it is not required to provide the disclosure requested by the Staff.

Side Letters with Legacy Forward Purchasers, page 159

11.	We note your amended disclosure in response to comment 27, including that "[n]otwithstanding the termination of the Legacy Forward Purchase Agreements described above, the side letter agreements between Anzu and the Legacy Forward Purchasers remain in full force and effect as of the date of this proxy statement/prospectus." Please clarify the purpose of the side letter agreements, including why these agreements remain in full force and effect notwithstanding the termination of the Legacy Forward Purchase Agreements. Please also file the side letter agreements as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Registrant respectfully advises the Staff that the Registrant’s Sponsor, not the Registrant itself, is a party to the side letters executed in connection with the Legacy Forward Purchase Agreements. Accordingly, the Registrant respectfully submits to the Staff that it is not required to file the side letter agreements with the Registration Statement. The Registrant has revised its disclosure on pages 16, 180, 181 and 182 of Amendment No. 2 to clarify that the Registrant is not a party to the Legacy Forward Purchase Agreements.

U.S. Securities and Exchange Commission

August 4, 2023

Page Seven

The Anzu Board's Reasons for the Business Combination, page 167

12.	We note your response to previous comment 34 and reissue in part. Please amend your disclosure to describe the Board's reasoning in deciding to forego obtaining a fairness opinion and describe the relevant expertise of the board members. Also, please identify the management and financial, legal, tax and accounting advisors consulted by management to the extent any differ from those discussed in the Background of the Business Combination section.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages xiii and 75 of Amendment No. 2. Further, the Registrant respectfully submits to the Staff that the management and financial, legal, tax and accounting advisors consulted by management do not differ from those discussed in the Background of the Business Combination section.

13.	We note your revisions in response to previous comment 35, including that the Anzu Board considered, among other factors, the revenues, earnings and market capitalizations of the incumbent competitors currently selling partially-implanted medical devices, and the capture of market share by analogous medical device companies. Please revise to describe the Board's methodology for identifying comparable companies and describe the analyses performed to arrive at the valuation of Envoy. Additionally, please remove the reference to other public listing transactions and their valuation methods or explain how the valuations of these other companies are relevant to Envoy's valuation. Finally, please clarify why the opportunity for holders of Anzu Class A Common Stock to exchange their shares for Series A Preferred Stock provided additional comfort that the valuation of Envoy was reasonable.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 193 to describe the Board’s methodology for identifying comparable companies and the analyses performed to arrive at an indicative valuation of Envoy. In addition, in response to the Staff’s comment, the Registrant removed references to other public listing transactions and their valuation methods and the language stating the opportunity for holders of Anzu Class A Common Stock to exchange their shares for Series A Preferred Stock provided additional comfort that the valuation of Envoy was reasonable

14.	We note your disclosure referencing "[t]hird party diligence providers" and industry-relevant consultants, including that these entities provided diligence regarding the potential timing for FDA approval and reimbursement. Please revise to identify these providers.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the third-party diligence providers and industry-relevant consultants were not engaged to deliver, nor did deliver, any report, opinion or appraisal relating to the value of Envoy, the value of the consideration offered in connection with the business combination or the fairness of the consideration offered in the business combination to the Registrant, any affiliate or any security holder of the Registrant. As a result, the Registrant respectfully submits that it is not required to provide the disclosure requested by the Staff.

U.S. Securities and Exchange Commission

August 4, 2023

Page Eight

Management's Discussion and Analysis of Financial Condition and Results of Operations of Anzu

Liquidity and Capital Resources, page 180

15.	We note your response to comment 37, including your amended disclosure that "following industry developments, one of the two underwriters from our initial public offering unconditionally resigned and $4,462,500 of the $14,875,000 deferred underwriter discount was forgiven. In February 2023, the remaining underwriter resigned from its role in the Business Combination and thereby waived its entitlement to $10,412,500 in deferred underwriting fees solely with respect to the Business Combination." Please identify the relevant underwriters in your disclosure and provide a detailed discussion of the reasons underlying the resignation of both of these underwriters, including the "industry developments" that caused one of the two underwriters to resign, and the reasons underlying the resignation of the second underwriter. In your discussion, and where appropriate throughout your registration statement, please address the following:

•	We understand that the underwriters in your SPAC IPO intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with the underwriters.

•	Please describe what relationship existed between the underwriters and Anzu after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.

•	Tell us whether the underwriters were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that whether the underwriters claim no role in the SPAC’s business combination transaction and whether the underwriters have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

U.S. Securities and Exchange Commission

August 4, 2023

Page Nine

•	Please tell us whether you are aware of any disagreements with the underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the underwriters are waiving such fees. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

•	Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the Registrant advises the Staff that it has revised its disclosure on pages 73, 74 and 209 of Amendment No. 2 to discuss the underwriters’ deferred fees and the reasons for each underwriter’s resignation. In addition, the Registrant respectfully submits that it is not aware of any disagreements with the underwriters regarding the disclosure in the Registration Statement.

Acclaim's Market Opportunity, page 188

16.	We note your revisions throughout this section in response to previous comment 38 and reissue in part. Please provide a citation to the referenced articles and, at each source's first instance, include language summarizing the material conclusions of such literature. With regard to citations, footnotes may be useful.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosures beginning on page 213 of Amendment No. 2 to incorporate footnotes with citations and summaries of the relevant articles or other sources.

17.	We note your response to comment 39, and your amended disclosure in response to the comment that "although the process of obtaining FDA approval is uncertain, and we may not obtain approval on that timeline or at all; and "FDA approval is not guaranteed and each step of the process may take longer than we have planned." Please amend your disclosure, here and throughout the description of Envoy's business and market opportunity, to provide a detailed discussion of the challenges you face in corporate growth, distribution capabilities and partnerships, and product development, if regulatory approvals are delayed or not received. This disclosure should balance your prominent discussions of your device's competitive strengths.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has amended the disclosures throughout the Envoy Business and Market Opportunity section, beginning on page 217 of Amendment No. 2, to provide detailed discussions of the challenges Envoy will face if regulatory approvals are delayed or not received to balance the prominent discussions of the competitive strengths of Envoy’s device.

U.S. Securities and Exchange Commission

August 4, 2023

Page Ten

Market Competition, page 189

18.	We note your disclosure here that Cochlear Ltd. is the leading cochlear implant device manufacturer with approximately 60% of global market share, and your disclosure that "[w]hile there is some overlap between hearing aid and cochlear implant use, candidates for cochlear implants are no longer appropriate hearing aid candidates. As a result, we believe the competition between hearing aid and cochlear implant manufacturers for the same clinical patient population is minimal." Given your disclosure that Cochlear Ltd. Is a cochlear implant device manufacturer, please clarify the relevance of your above statement about hearing aids. In addition, please describe your competitive position with respect to the other of the "three major cochlear implant manufacturers."

Response: In response to the Staff’s comment, the Registrant advises the Staff that it has revised the disclosures on page 217 of Amendment No. 2 to describe Envoy’s competitive position with respect to its primary competitors. The Registrant further advises the Staff that the prior discussion has been removed from the discussion of competition to avoid confusion. The original discussion was included to clarify that Envoy does not believe its implantable Acclaim device will compete with providers of hearing aids because cochlear implants devices are prescribed for a different patient population (i.e., those for whom conventional hearing aids cannot sufficiently remedy a patient’s hearing deficiency).

U.S. Securities and Exchange Commission

August 4, 2023

Page Eleven

General

19.	Where appropriate throughout your filing, including but not limited to your risk factors, please disclose certain interests of the Envoy directors and officers, to include, but not limited to, a reference to the GAT Convertible Note, including that this note will convert into 74.8 million shares of Envoy common stock immediately prior to the business combination, and the relationship between Randy Nitzsche, Glen Taylor, and Northland Securities, Inc. Refer to Item 18(a)(5)(i) of Form S-4.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has revised its disclosures where relevant to include disclosures regarding the interests of Envoy’s directors and officers in the Business Combination and related transactions. Specifically, the Registrant advises the Staff that the interest of Mr. Taylor in the conversion of the GAT Convertible Note is discussed in the Risk Factors (page 40), under the heading “Beneficial Ownership of Securities” (beginning on page 258) in relation to the New Envoy securities that are attributable to conversion of the GAT Convertible Note, and under the heading “Certain Relationships, Related Party Transactions, and Interests in the Merger – Envoy” (page 265). The interest of Mr. Taylor in the Envoy Bridge Note and the Series A Preferred Stock that will be issued upon conversion thereof is discussed, among other places, under the heading “Questions and Answers About the Business Combination and the Special Meeting” (page xvii), under the heading “Summary of the Proxy Statement – Related Agreements – Envoy Bridge Financing” (beginning on page 9), in the Risk Factors (page 40), in the “Unaudited Pro Forma Condensed Combined Financial Information (beginning on page 139), under the heading “The Business Combination Agreement – Related Agreements – Envoy Bridge Financing” (page 176), under the heading “Beneficial Ownership of Securities” (beginning on page 258) in relation to the New Envoy securities that are attributable to conversion of the Envoy Bridge Note, and under the heading “Certain Relationships, Related Party Transactions, and Interests in the Merger – Envoy” (page 266). The interests of Mr. Taylor and Mr. Nitzsche are discussed in the Risk Factors (page 40), the “Background” section (page 184), and under the heading “Certain Relationships, Related Party Transactions, and Interests in the Merger – Envoy” (page 267). The interest of Mr. Lucas in continued employment with New Envoy is discussed in the Risk Factors (page 40).

20.	We note your amended disclosure in response to comment 88. Please provide a maximum redemption scenario, or tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 5, 6 and 66 of Amendment No. 2 to more clearly present the maximum redemption scenario.

21.	We note your response to comment 49, and your amended disclosure on pages 5 and 60 of the registration statement. However, your amended disclosure does not appear to be completely responsive to our comment. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Your presentation should show the impact on each entity's relative ownership in the combined company for each significant source of dilution.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 6, 7, 66, 67 and 68 of Amendment No. 2 to discuss dilution with respect to the redemption of Anzu Common Stock in connection with the Business Combination.

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U.S. Securities and Exchange Commission

August 4, 2023

Page Twelve

The Registrant respectfully believes that the information contained herein and the modifications reflected in Amendment No. 2 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name:	David P. Slotkin

cc:	Dr. Whitney Haring-Smith, Chairman and Chief Executive Officer, Anzu Special Acquisition Corp I
Daniel J. Hirsch, Chief Financial Officer, Corporate Secretary and Director, Anzu Special Acquisition Corp I
Justin R. Salon, Morrison & Foerster LLP
Andrew P. Campbell, Morrison & Foerster LLP